Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACTSHEET (F1963)
Contingent Coupon Buffered Autocallable Yield Notes Linked to the Performance of the SPDR® S&P 500® ETF Trust Offering Period: March 7, 2022 – March 11, 2022

Summary Product Terms

CUSIP	22550MZK8
Issuer	Credit Suisse AG (London branch)
Principal Amount	$1,000 per security
Term	6 months (if not automatically redeemed)
Trade Date	March 11, 2022
Settlement Date	March 16, 2022
Key Dates	See the applicable pricing supplement
Valuation Date	September 13, 2022
Maturity Date	September 16, 2022
Underlying	SPDR® S&P 500® ETF Trust
Initial Level	The closing level of the Underlying on the Trade Date
Final Level	The closing level of the Underlying on the Valuation Date
Contingent Coupon Amount	Between $9.083 and $10.50 per period (between approximately 10.90% and 12.60% p.a. or between approximately 5.45% and 6.30% for the term of the securities) (to be determined on the Trade Date)
Coupon Barrier Level	Approximately 90% of the Initial Level
Contingent Coupon Payment Frequency	Monthly
Coupon Barrier Observation Frequency	Monthly
Buffer Level	Approximately 90% of the Initial Level
Autocall Observation Frequency	Monthly
Autocall Level	100% of the Initial Level
Physical Delivery Amount	A number of shares of the Underlying equal to the product of (i) $1,000 divided by the Initial Level and (ii) the share adjustment factor.
Buffer Amount	$100

Hypothetical Redemption Amounts

*The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to you. They assume (i) a Buffer Level of 90%, (ii) a Buffer Amount of $100, (iii) a hypothetical Initial Level of $100, (iv) a share adjustment factor of 1.0, (v) the securities are not automatically redeemed and are held to maturity and (vi) if the Physical Delivery Amount is to be delivered at maturity, we do not exercise our right to pay cash instead of the Physical Delivery Amount. The numbers appearing in the table have been rounded for ease of analysis. This table does not include any contingent coupon payments on the securities.

Underlying Return	Return on the Securities as of the Valuation Date*	Redemption Amount per $1,000 Principal Amount
100%	0%	$1,000
75%	0%	$1,000
50%	0%	$1,000
25%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
-10%	0%	$1,000
-11%	-1%	10 shares + $100
-25%	-15%	10 shares + $100
-50%	-40%	10 shares + $100
-75%	-65%	10 shares + $100
-100%	-90%	$100

Payoff Description

Contingent Coupon Payment

Unless the securities have been previously automatically redeemed, if, on any Observation Date, the Underlying closes at or above the Coupon Barrier Level, you will receive the Contingent Coupon Amount.

Otherwise, no contingent coupon will be paid.

Automatic Redemption

If, on any Autocall Observation Date, the Underlying closes at or above the Autocall Level, the securities will be automatically redeemed and you will receive the Principal Amount (and the contingent coupon). No further payments will be made on the securities.

Redemption Amount at maturity

Unless the securities have been previously automatically redeemed, if, on the Valuation Date, the Underlying closes at or above the Buffer Level, you will receive the Principal Amount (and the contingent coupon).

However, if the Underlying closes below the Buffer Level on the Valuation Date, you will receive (i) a number of shares of the Underlying equal to the Physical Delivery Amount, plus a cash amount in respect of any fractional share, subject to our election to pay cash instead, and (ii) a cash payment equal to the Buffer Amount. The value of the Redemption Amount as of the Valuation Date will be less than the principal amount of your securities. You could lose up to $900 per $1,000 principal amount.

Any payment or delivery on the securities is subject to our ability to meet our obligations as they become due.

Final terms will be determined on the Trade Date and will be provided in the pricing supplement. The actual contingent coupon rate will not be lower than the rate displayed in this document and the Buffer Level and Coupon Barrier Level will not be greater than the levels set forth herein. Please see the accompanying preliminary pricing supplement for more information.

Selected Risk Considerations

The risks set forth below are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Selected Risk Considerations” section herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

• Risks Relating to the Securities Generally

o	If the securities are not automatically redeemed prior to the Maturity Date, you may receive less at maturity than you originally invested in the securities, excluding contingent coupons, if any. If the Final Level is less than the Buffer Level, you will be exposed to any depreciation in the Underlying, subject to the Buffer Amount. Regardless of the amount of any payment or delivery you receive on the securities, your actual yield may be different in real value terms.

o	The securities will not pay more than the principal amount of securities you hold plus contingent coupons, if any.

o	The securities do not provide for regular fixed interest payments. If the Underlying closes below the Coupon Barrier Level on an Observation Date, no contingent coupon will be paid with respect to that Observation Date.

o	Whether a contingent coupon is paid on a Contingent Coupon Payment Date will depend on the closing level of the Underlying on the related Observation Date.

o	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss. You should therefore understand that a relatively higher contingent coupon may indicate an increased risk of loss.

o	The securities are subject to a potential Automatic Redemption, which exposes you to reinvestment risk.

o	An Automatic Redemption would eliminate your opportunity to be paid contingent coupons over the full term of the securities.

o	The value of the Physical Delivery Amount could be less on the Maturity Date than on the Valuation Date.

o	The U.S. federal tax consequences of an investment in the securities are unclear.

• Risks Relating to the Underlying

o	Although shares of the Underlying are listed for trading on a national securities exchange and a number of exchange-traded funds generally have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlying or that there will be liquidity in the trading market.

o	The performance and market value of the Underlying, particularly during periods of market volatility, may not correlate to the performance of the index tracked by the Underlying.

o	Your return on the securities will not reflect the return you would realize if you actually owned shares of the Underlying or the assets that comprise the Underlying.

o	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to shares of the Underlying or the assets that comprise the Underlying.

o	If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected.

o	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlying and could negatively affect your return on the securities.

• Risks Relating to the Issuer

o	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

o	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

• Risks Relating to Conflicts of Interest

o	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

• Risks Relating to Estimated Value and Secondary Market Prices of the Securities

o	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.

o	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

o	Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $955 and $995 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)), and the estimated value of the securities on the Trade Date may be less than the price to public.

o	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

o	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

Important Notice

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse AG has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated March 7, 2022, Product Supplement No. I–C dated February 4, 2022, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement: https://www.sec.gov/Archives/edgar/data/1053092/000095010322004141/dp168777_424b2-f1963.htm

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Please note that “we” and “our” refer to Credit Suisse AG and its affiliates in this document.

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